December 13, 2006

Re:	Cal Dive International, Inc. Registration Statement on Form S-1 Registration File No. 333-134609
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Sir/Madam:
     In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Cal Dive International, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 9:30 a.m. (New York time) on Thursday, December 14, 2006, or as soon thereafter as practicable.
     Pursuant to Rule 460 under the Act, please be advised that between November 29, 2006 and December 10, 2006, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated November 29, 2006 (the “Preliminary Prospectus”):
     11,065 copies to prospective underwriters, institutional investors, dealers and others.
     In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

BANC OF AMERICA SECURITIES LLC
JP MORGAN SECURITIES INC.
JOHNSON RICE & COMPANY
L.L.C. RAYMOND JAMES & ASSOCIATES, INC.

SIMMONS & COMPANY INTERNATIONAL

NATEXIS BLEICHROEDER INC.

Acting severally on behalf of themselves and the
several Underwriters

By:	J.P. Morgan Securities Inc.

By:	/s/ John Bertone
	Name:	John Bertone
	Title:	Vice President

By:	Banc of America Securities LLC

By:	/s/ James E. Saxton
	Name:	James E. Saxton
	Title:	Managing Director